Exhibit 12

LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

YEAR ENDED DECEMBER 31, 2008

(In millions, except ratio)

EARNINGS

Earnings before income taxes	$4,702
Interest expense	341
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(44)
Portion of rents representative of an interest factor	57
Amortization of debt premium and discount, net	(6)

Adjusting earnings before income taxes	$5,050

FIXED CHARGES

Interest expense	$341
Portion of rents representative of an interest factor	57
Amortization of debt premium and discount, net	(6)
Capitalized interest	—

Total fixed charges	$392

RATIO OF EARNINGS TO FIXED CHARGES	12.9